April 6, 2006

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Imperial Sugar Company (the “Company”)

RE:	Form 10-K, Filed December 14, 2005 Form 10-Q, Filed January 31, 2006 File No. 000-16674 Response to SEC Staff Comments dated March 13, 2006

In our letter dated March 17, 2006, we responded to comments received from the staff by letter dated March 13, 2006 regarding the filings identified above. In addition to the responses previously submitted, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Should you have any questions regarding this memorandum, please contact David Kirkland (ph: 713.229.1101, fax: 713.229.7701) or Felix Phillips (ph: 713.229.1228, fax: 713.229.7828) of Baker Botts L.L.P., Houston, Texas.

IMPERIAL SUGAR COMPANY

cc:	Karl Hiller

Lily Dang

Don Delaney